NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW
Andrew M. Tucker T: 202.689.2987 Andy.tucker@nelsonmullins.com	101 Constitution Avenue, NW Suite 900 Washington D.C., 20001 T: 202.689.2800 F: 202.689.2860 nelsonmullins.com

June 27, 2023

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Isabel Rivera
Pam Howell

RE:	United Homes Group, Inc.
Registration Statement on Form S-1
Filed April 28, 2023
File No. 333-271515

Ladies and Gentlemen:

On behalf of United Homes Group, Inc. (the “Company”), we are hereby responding to the letter dated May 9, 2023 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC” or the “Commission”), regarding the Company’s Registration Statement on Form S-1 filed on April 28, 2023 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is submitting its Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) with the Commission today. The numbered paragraphs below correspond to the numbered comments in the Comment Letter, and the Staff’s comments are presented in bold italics.

Form S-1 filed April 28, 2023

Prospectus Cover Page, page i

1.	We note the warrants are out of the money. Please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosures in the prospectus summary, risk factors, MD&A, and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Response: The Company acknowledges the Staff’s comment that, as of the date of the Amended Registration Statement, the warrants are “out of the money.” The Company acknowledges that the warrants could potentially continue to be out of the money in the future and therefore not exercised, and advises the Staff that it has therefore revised the disclosure throughout, including on the cover page and pages 2, 27, 36, and 60 of the Amended Registration Statement, to reflect such a possibility and the impact on liquidity and the Company’s ability to fund its operations with current cash.

2.	We note the significant number of redemptions of your Class A common stock in connection with your extension meeting and your business combination and that they shares being registered for resale will constitute a considerable percentage of your public float. Highlight the significant negative impact sales of shares on this registration statement and your concurrent registration statement could have on the public trading price of the Class A common stock.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on the cover page and page 60 of the Amended Registration Statement as requested.

Risk Factors, page 7

3.	Please revise to update your risk factor disclosure throughout the filing and address areas that appear to need updating or that present inconsistencies. Non-exclusive examples of areas where disclosure should be updated are as follows:

•	Your risk factor disclosures on page 23 states that “[t]here may be a large number of Class A Common Shares that could be sold in the market following the completion of the Business Combination or shortly thereafter.” This disclosure should be revised in light of this prospectus facilitating those resales.
•	Your risk factor disclosure on page 30 notes that “the Private Placement Warrants . . . may not, subject to certain limited exceptions, be transferred, assigned or sold by the Sponsor or Anchor Investors until 30 days after the completion of an initial business combination.” Given that the initial business combination was consummated on March 30, 2023, please update your disclosure here and throughout your prospectus.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure throughout, including on pages 25-26 and 33 of the Amended Registration Statement as requested.

4.	Please include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement and your concurrent registration statement could have on the public trading price of the Class A common stock. To illustrate this risk, disclosure the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is at or significantly below the SPAC IPO price, the private investors in your concurrent registration statement have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Response: The Company acknowledges the Staff’s comment respectfully notes that, as of the date of the Amended Registration Statement, the current trading price is above the SPAC IPO price. However, the Company advises the Staff that it has revised the disclosure on the cover page and in the existing risk factor, captioned “Resales of the Class A Common Shares could depress the market price of the Class A Common Shares of UHG,” on pages 25-26 of the Amended Registration Statement as requested.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 46

5.	It appears that many of the projections for the year ended December 31, 2022, as set forth in the unaudited prospective financial information management prepared and provided to the Board, the company’s financial advisors and Diamondhead Holdings Corp. in connection with the evaluation of the Business Combination were not met. For example, we note that the projected revenues for 2022 were $515.5 million and your actual 2022 revenues were approximately $477.0 million and projected home closings for 2022 were 1,736, but the actual closings were 1,605, representing a decrease from 2021. Please update your disclosure in Liquidity and Capital Resources, and elsewhere, to provide updated information about the company’s financial position and further risks to the business operations and liquidity in light of these circumstances.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure beginning on page 61 of the Amended Registration Statement as requested.

6.	We note your disclosure on page 49 regarding the negative impact on housing demand resulting from increased mortgage rates. Please update your disclosure to identify actions planned or taken, if any, to mitigate this result from inflationary pressures.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure beginning on page 50 of the Amended Registration Statement as requested.

7.	We note your disclosure on page 58 that the Wells Fargo Syndicated Line will not be renewed after its July 2024 maturity date and “[t]he Company is in active pursuit of additional debt arrangements and does not expect any significant impact from a financial statement and liquidity perspective.” Please reconcile this disclosure with that on page 20 that “[i]f [you] are unable to find a new source of borrowing on acceptable terms . . . [it] could have a material adverse affect on [y]our operations and financial condition.”

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 21-22 and pages 62-63 of the Amended Registration Statement as requested.

8.	In light of the significant number of redemptions from the extension and business combination and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A common stock, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 60 of the Amended Registration Statement as requested.

Principal Stockholders, page 97

9.	Please revise to identify the natural person(s) with voting and/or dispositive control over the shares held by Antara Capital, PWN Trust 2018, MEN Trust 2018, and PMN Trust 2018. Refer to Item 403 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 110 of the Amended Registration Statement as requested.

Signatures, page II-7

10.	Please include the signature of your principal accounting officer or controller. Refer to Instruction I to Signatures on Form S-1.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the signature page of the Amended Registration Statement to reflect the capacities in which the signatories are acting.

*****

If you have any additional questions regarding any of our responses or the Amended Registration Statement, please do not hesitate to contact Andrew Tucker at (202) 689-2983.

Very truly yours,

/s/ Andrew M. Tucker

Andrew M. Tucker

cc: Michael Nieri, Chief Executive Officer, United Homes Group, Inc.